SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       Alliance Semiconductor Corporation
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                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
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                         (Title of Class of Securities)

                                    01877H100
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                                 (CUSIP Number)

                             Bartley C. Deamer, Esq.
                              Bingham McCutchen LLP
                             1900 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 849-4400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                     See introductory note preceding Item 1.
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No.  01877H100

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    C.N. Reddy

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]


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3          SEC USE ONLY

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4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [ ]

                    Not Applicable
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

------------------------- -------- ---------------------------------------------
       Number of          7        SOLE VOTING POWER

         Shares                             4,240,350
                          -------- ---------------------------------------------
       Beneficially       8        SHARED VOTING POWER

        Owned by                            0
                          -------- ---------------------------------------------
          Each            9        SOLE DISPOSITIVE POWER

       Reporting                            4,240,350

      Person With         -------- ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                            0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,240,350 shares

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                        [ ]


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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.8%

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14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

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


CUSIP No. 01877H100           Schedule 13D/A                       Page 1 of 4

Introductory Note.

This report amends and restates Amendment No. 2 to this Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by C.N. Reddy, an individual ("Mr. Reddy"), on March 10, 2000 (the "2000 13D Filing"). (The 2000 13D Filing was inadvertently filed using the EDGAR Central Index Key (CIK) of Alliance Semiconductor Corporation, a Delaware corporation (the "Issuer").)

Item 4 of this report has been amended because Mr. Reddy may be considered a "participant" (as that term is used in Schedule 14A under the Exchange Act) in a proxy solicitation by B. Riley & Co., Inc. and certain of its affiliates, as described in Item 4 below. The date of the event which required amendment of
Item 4 is September 2, 2005, the date B. Riley & Co., Inc. filed a Schedule 14A with the Commission with respect to its proxy solicitation.

The information regarding Mr. Reddy's beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of the Issuer disclosed in
Item 5 has been amended to reflect Mr. Reddy's current beneficial ownership and conform to the disclosures regarding Mr. Reddy's beneficial ownership in the Issuer's Amendment No. 1 to Form 10-K filed on July 22, 2005. Mr. Reddy estimates that the date of the event which required amendment of the disclosures regarding Mr. Reddy's beneficial ownership of shares of Common Stock occurred in the second quarter of 2001.

This report also contains corrections and/or updates to the information disclosed in Items 1, 2, 3 and 6 of the 2000 13D Filing.

Item 1.  Security and Issuer.

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 2575 Augustine Drive, Santa Clara, California 95054.

Item 2. Identify and Background.

This statement is being filed by Mr. Reddy. Mr. Reddy's principal business address is 2575 Augustine Drive, Santa Clara, California 95054. Mr. Reddy is the Executive Vice President for Investments and a Director of the Issuer.

During the last five years, Mr. Reddy has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Reddy was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Reddy is a citizen of the United States.

The 2000 13D Filing, listed C.N. Reddy Investments, Inc. ("CNR Investments"), a Nevada corporation of which Mr. Reddy is the sole shareholder, as a reporting person with respect to the 2000 13D Filing. CNR Investments is not listed as a reporting person on this statement because CNR Investments is not the beneficial owner of more than five percent of the outstanding shares of Common Stock.

CUSIP No. 01877H100           Schedule 13D/A                       Page 2 of 4

Item 3.  Source and Amount of Funds or Other Consideration.

In October 1991, the Issuer issued 100 shares of Common Stock (the equivalent of 9,000,000 shares after giving effect to stock splits since October 1991) to Mr. Reddy, one of the Issuer's founders, in satisfaction of accrued salaries payable, pursuant to the Issuer's reorganization under Chapter 11 of the United States Bankruptcy Code effective March 18, 1991. Between 1994 and 2002, the Issuer issued to Mr. Reddy three stock options to purchase up to an aggregate of 1,150,000 shares of Common Stock. Each of these options was issued to Mr. Reddy by the Issuer to provide additional incentive for Mr. Reddy to promote the success of the Issuer's business. Between 1998 and 1999, Mr. Reddy exercised his right to purchase 900,000 of the shares subject to these options. Mr. Reddy has transferred 677,500 shares of Common Stock held in his name to CNR Investments in exchange for shares of common stock of CNR Investments.

Item 4.  Purpose of Transaction.

Mr. Reddy acquired the shares of Common Stock for investment. Over time, Mr. Reddy will review his investments in the Common Stock and may, at such time and from time to time, determine to acquire additional shares of Common Stock or to dispose of all or any portion of the shares of Common Stock beneficially held by him at any time. Except as stated below, Mr. Reddy does not have any plans or proposals which relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales, from time to time, of the Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

(e) A material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

CUSIP No. 01877H100           Schedule 13D/A                       Page 3 of 4

Mr. Reddy may be deemed to have a plan or proposal which relates to or would result in a change in the present board of directors of the Issuer because Mr. Reddy may be considered a "participant" (as that term is used in Schedule 14A under the Exchange Act) in a proxy solicitation by B. Riley & Co., Inc. ("Riley"), a shareholder of the Issuer, and certain of its affiliates. Mr. Reddy is named as a nominee for election to the board of directors of the Issuer in the proxy statement on Schedule 14A filed by Riley with the Commission on September 2, 2005 (the "Riley Proxy Statement") with respect to such proxy solicitation, and may otherwise participate in the solicitation. The Riley Proxy Statement solicits stockholders of the Issuer to vote for a slate of five nominees (the "Riley Slate"), including Mr. Reddy, to the board of directors of the Issuer. Mr. Reddy is currently a member of the board of directors of the Issuer, however, the other four nominees on the Riley Slate are not currently members of the board of directors of the Issuer. The election of the Riley Slate would result in a change in the present board of directors of the Issuer.

The Riley Proxy Statement states that Riley believes that selling or shutting down the Issuer's semiconductor business and realizing the value of the Issuer's investment portfolio may be in the best interests of the stockholders of the Issuer. Because Mr. Reddy may be considered a "participant" in the related proxy solicitation, Mr. Reddy may be deemed to have a plan or proposal which relates to or could result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, or (iii) a material change in the Issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer.

According to the Issuer's quarterly report on Form 10-Q filed with the Commission on August 9, 2005, there were 35,567,860 shares of Common Stock outstanding as of August 3, 2005. The percentage of shares of Common Stock beneficially held by Mr. Reddy set forth below is based on the foregoing outstanding share figure.

(a) Mr. Reddy beneficially owns 4,240,350 shares of Common Stock (which includes 230,000 shares subject to options held by Mr. Reddy that are exercisable within 60 days of the date of this report) which constitutes 11.8% of the outstanding shares of Common Stock (including the 230,000 shares subject to options held by Mr. Reddy that are exercisable within 60 days of the date of this report ). Of the shares of Common Stock beneficially owned by Mr. Reddy, 677,500 are held of record by CNR Investments, a corporation of which Mr. Reddy is the sole shareholder.

(b) Number of shares of Common Stock as to which Mr. Reddy has:

    (i) Sole power to vote or to direct the vote: 4,240,350

    (ii) Shared power to vote or to direct the vote: 0

    (iii) Sole power to dispose or to direct the disposition of: 4,240,350

    (iv) Shared power to dispose or to direct the disposition of: 0

(c) In the past 60 days Mr. Reddy has not effected any transactions involving Common Stock. Schedule A to this report lists each transaction involving Common Stock effected by Mr. Reddy within the past two years. Each of these transactions was effected in the ordinary course of business in brokers' transactions.

CUSIP No. 01877H100           Schedule 13D/A                       Page 4 of 4

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Neither Mr. Reddy nor CNR Investments has entered into any contract, arrangement or understanding with or among either of them and any other person with respect to the securities of the Issuer.

Item 7.  Material to be Files as Exhibits.

Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 8, 2005

                                                    /s/ C.N. Reddy
                                                    --------------------
                                                     C.N. Reddy

CUSIP No. 01877H100                                              Schedule 13D/A


     Date           Price        # of Shares Sold
    6/9/05          $1.88             25,000
    6/9/05          $1.82             25,000
    6/8/05          $1.71             23,500
    6/7/05          $1.72              1,500
    5/12/05         $1.65             12,500
    5/10/05         $1.64             15,000
    3/10/05         $2.67              5,000
    2/16/05         $2.90             12,500
    2/15/05         $2.90              2,500
    2/8/05          $2.97              5,000
    2/8/05          $2.95              7,500
    2/7/05          $2.99              5,000
    2/4/05          $3.01              5,000
    2/4/05          $2.99             10,000
    2/4/05          $2.97              5,000
    2/4/05          $2.96              8,000
    2/3/05          $2.95              2,000
    2/1/05          $2.94              9,000
    2/1/05          $2.95              5,000
    2/1/05          $2.96              7,500
    2/1/05          $2.98              3,500
    1/31/05         $2.92             10,000
    1/31/05        $2.905             15,000
   12/10/04         $3.48              8,500
    12/8/04         $3.48              2,500
    12/3/04         $3.56              3,500
    12/1/04         $3.54             25,000
   11/17/04         $3.60             25,000
    11/5/04         $3.50             12,000
    11/3/04         $3.51              5,000
    11/3/04        $3.5046             5,000
    11/2/04        $3.5187             5,000
    9/10/04         $3.85             25,000
    9/1/04          $4.07              5,000
    8/25/04         $4.00             25,000
    6/8/04          $6.00              1,000
    6/8/04          $5.99             10,000
    6/8/04          $5.98             10,000
    6/8/04          $5.96              4,000
    6/7/04          $5.91             10,000
    6/7/04          $5.90             15,000
    3/12/04         $7.45             50,000
    3/5/04          $7.95              7,500
    3/5/04          $7.96              5,000
    3/5/04          $7.97              5,000
    3/5/04          $8.00              2,500
    3/4/04          $8.00             32,500
    3/2/04          $8.21             12,500
    3/2/04          $8.20             17,500
    3/2/04          $8.15             15,000
    3/2/04          $8.10             15,000
    3/1/04          $8.10              5,000
    3/1/04          $8.06              5,000
    3/1/04          $8.05              5,000
    3/1/04          $8.03             10,000
    3/1/04          $8.00             25,000
    2/19/04         $8.17              5,000

    2/19/04         $8.18             10,000
    2/19/04         $8.20              5,000
    2/19/04         $8.22              5,000
    2/19/04         $8.24              5,000
    2/19/04         $8.25              5,000
    2/18/04         $8.15              5,000
    2/18/04         $8.16             10,000
    2/17/04         $8.15             10,000
    2/12/04         $8.16             10,000
    2/9/04          $8.15             15,000
    2/9/04          $8.21              5,000
    2/6/04          $7.73              5,000
    2/6/04          $7.74              5,000
    2/6/04          $7.79              5,000
    2/6/04          $7.94             15,000
    2/6/04          $8.00              7,000
    2/6/04          $8.01             10,000
    2/6/04          $8.02              8,000
    2/6/04          $8.03              2,500
    2/6/04          $8.04              2,500
    2/5/04          $7.61              7,000
    2/5/04          $7.63              5,000
    2/5/04          $7.65              3,000
    2/3/04          $7.90              5,000
    2/2/04          $8.25              5,000
    1/30/04         $8.25             15,000
   12/12/03         $7.20             45,000
   12/12/03         $7.25              5,000
   12/11/03         $6.93             15,000
   12/11/03         $6.94              7,500
   12/11/03         $6.95              2,500
   12/11/03         $6.96              5,000
   12/11/03         $6.97              5,000
   12/11/03         $6.99              5,000
   12/11/03         $7.00              5,000
   12/11/03         $7.04              5,000
   12/02/03         $8.20             25,000
   12/02/03         $8.22              5,000
   12/02/03         $8.23              7,000
    12/1/03         $8.28              5,000
    12/1/03         $8.35              5,500
   11/13/03         $8.70              2,500
   11/12/03         $8.60             30,000
   11/12/03         $8.61             10,000
    11/7/03         $8.60             10,000
    11/6/03         $8.37             10,000
    11/6/03         $8.39             10,000
    11/6/03         $8.43             10,000
    11/6/03         $8.48             20,000
    11/4/03         $8.05              5,000
    11/4/03         $8.11              5,000
    11/4/03         $8.14              5,000
    11/4/03         $8.18              5,000
    11/3/03         $8.10             22,500
    11/3/03         $8.11              2,500
    11/3/03         $8.13              5,000
   10/30/03         $7.60              5,000
   10/30/03         $7.62              5,000

   10/30/03         $7.67             10,000
   10/30/03         $7.72              7,500
   10/30/03         $7.73             10,000
   10/30/03         $7.74             17,500
   10/30/03         $7.75              7,500
   10/29/03         $7.31             17,500
   10/29/03         $7.32             12,500
   10/29/03         $7.33              7,500
    9/11/03         $6.29             35,000
    9/11/03         $6.30             15,000
    9/8/03          $6.35             25,000
    9/8/03          $6.36             10,000
    9/8/03          $6.37             10,000
    9/8/03          $6.38              5,000
    9/4/03          $5.95             46,500
    9/3/03          $5.95              3,500
    9/2/03          $5.70             35,000
    9/2/03          $5.71              5,000
    9/2/03          $5.73              5,000
    9/2/03          $5.75              5,000